aub

16014688

MAR 07 2016

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 49727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3582 Brodhead Road, Suite 202
(No. and Street)

Monaca	PA	15061
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blake W. Daniels, CFO — 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally and Company
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Stacie L. Weckerly, Notary Public
Center Twp., Beaver County
My Commission Expires July 27, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortune Financial Services, Inc.

Monaca, Pennsylvania

December 31, 2015

Fortune Financial Services, Inc.

TABLE OF CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have audited the accompanying statement of financial condition of **Fortune Financial Services, Inc.** ("Company") as of December 31, 2015 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, cash flows for the year ended December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 18, 2016

Fortune Financial Services, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS		
Cash	$	839,049
Cash in centralized registration depository account		11,036
Commissions receivable		1,254,000
Equipment		166,611
Accumulated depreciation		(94,712)
TOTAL ASSETS	$	2,175,984
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	8,101
Accrued expenses		13,000
Commissions payable		1,036,919
Unearned Assessments		204,061
Withholding taxes payable		2,756
Note payable		10,500
TOTAL LIABILITIES		1,275,337
STOCKHOLDERS' EQUITY		
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)		100
Additional paid-in capital		46,747
Retained earnings		853,800
TOTAL STOCKHOLDERS' EQUITY		900,647
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,175,984

Fortune Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2015

REVENUES		
Commissions	$	11,257,586
Other income		738,645
TOTAL REVENUES		11,996,231
EXPENSES		
Commissions and fees		9,423,904
Licenses		200,297
Salaries and related taxes		663,961
Depreciation		20,875
Occupancy		62,883
Communications		144,547
Other expenses		658,481
TOTAL EXPENSES		11,174,948
NET INCOME	$	821,283

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance January 1, 2015	100	$ 100	$ 46,747	$ 1,082,517	$ 1,129,364
Distributions to stockholders	-	-	-	(1,050,000)	(1,050,000)
Net income	-	-	-	821,283	821,283
Balance at December 31, 2015	100	$ 100	$ 46,747	$ 853,800	$ 900,647

Fortune Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	821,283
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		20,875
Settlement via note agreement (Note 3)		12,000
Changes in assets/liabilities:		
(Increase) Decrease in commissions receivable		(51,000)
Increase (Decrease) in accounts payable and accrued expenses		(11,203)
Increase (Decrease) in commissions payable		3,555
Increase (Decrease) in unearned assessments		36,732
Increase (Decrease) in witholding taxes payable		(193)
NET CASH PROVIDED BY OPERATING ACTIVITIES		832,049
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(2,340)
NET CASH USED FOR INVESTING ACTIVITIES		(2,340)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholders		(1,050,000)
Principal payments on note agreement		(1,500)
NET CASH USED FOR FINANCING ACTIVITIES		(1,051,500)
NET DECREASE IN CASH		(221,791)
CASH AT BEGINNING OF YEAR		1,071,876
CASH AT END OF YEAR	$	850,085
SUPPLEMENTAL DISCLOSURE		
Cash paid for interest	$	-

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is registered with Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2015, the Company did not have any cash equivalents.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Note 1 - Summary of Significant Accounting Policies (continued)

Commission revenue includes mutual fund, 529 plan, and variable product trailing fees, which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment, and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Unearned Assessments

Unearned assessments represent fees that have been paid to the Company by their registered representatives but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising costs for the year ended December 31, 2015 were $36,869.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2015.

As of December 31, 2015, the Company's income tax returns for years 2014, 2013, and 2012 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains interest-bearing cash deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2015, the Company had cash in excess of the insurance limits in the amount of $589,043.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such, the Company and the related party have agreed to continue the lease on a month to month basis with monthly payments of $5,000. For the year ended December 31, 2015, rent expense related to this lease was $60,000 and is included in the occupancy expenses on the statement of income. Total rent expense for the year was $62,314.

Note 3 – Note Payable

On October 29, 2015, the Company entered into an agreement with Fidelity & Guaranty Life Insurance Company to repay commissions received in prior years totaling $12,000. This entire amount was reported as an expense in the statement of income in 2015. The Company agreed that the balance would be repaid in 24 monthly payments of $500 with no interest. The balance at December 31, 2015 was $10,500.

Note 4 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2015 was $19,315. These expenses are included in the other expenses on the statements of income.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2015, the Company had net capital of $641,904 in excess of its required net capital of $85,022. The Company's ratio of aggregate indebtedness to net capital was 1.75 to 1.

Note 6 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended December 31, 2015; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 7 – Contingencies

The Company is subject from time to time to certain claims and litigations in the ordinary course of business. It is the opinion of the Company's management that the outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 8 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k (i) from rule 15c3-3 of the Securities and Exchange Commission as a limited business engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities; therefore, the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 9 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through January 25, 2016, which is the date the financial statements were available to be issued.

Fortune Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 903,691	$ (3,044)	$ 900,647
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	6		6
CRD account	11,036		11,036
Net commissions receivable	90,780		90,780
Equipment net	71,899		71,899
Total non-allowble assets	173,721		173,721
Net Capital	$ 729,970		$ 726,926
Aggregate Indebtedness	$ 1,272,293		$ 1,275,337
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required	$ 84,820		$ 85,022
($5,000 or 6 2/3% of Aggregate indebtedness)			
Excess Net Capital (Net Capital minus Minimum net capital)	$ 645,150		$ 641,904
Excess Net Capital at 100%	$ 602,741		$ 599,392
(Net capital minus 10% of Total aggregate indebtedness)			
Ratio: Aggregate Indebtedness to Net Capital	174%		175%

Fortune Financial Services, Inc.
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(i).

Fortune Financial Services, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(i).

Fortune Financial Services, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(i).

FORTUNE
Financial Services, Inc.
Member FINRA/SIPC

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2015 to December 31, 2015

I, Mitch Whitenack, FinOP of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17a-5, 17 CFR 240.17a-5 of the US Securities and Exchange Commission throughout the fiscal period covering January 1, 2015 through December 31, 2015.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(i). The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers, " since it meets the requirements of Rule 15c3-3(k)(2)(i) which, among other things, states that the Company will not hold customer funds or safe keep customer securities.

There were no exceptions noted during the period January 1, 2015 through December 31, 2015.

Sincerely,

February 18th, 2016

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of **Fortune Financial Services, Inc.** as of and for the year ended December 31, 2015, and have issued our report thereon February 18, 2016, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of **Fortune Financial Services, Inc.'s** financial statements. The supplemental information is the responsibility of **Fortune Financial Services, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 18, 2016

FORTUNE FINANCIAL SERVICES, INC.

**REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION**

DECEMBER 31, 2015

Lally & Co.

CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2015

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by **Fortune Financial Services, Inc.** ("Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2015 interim financial statements, and Company general ledger account analyses), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2015 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pittsburgh, Pennsylvania
February 18, 2016

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7 (33 REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31-2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33 REV 7-10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******1659*********************MIXED AADC 220
049727 FINRA DEC
FORTUNE FINANCIAL SERVICES INC
3582 BRODHEAD RD STE 202
MONACA PA 15061-3142

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 24

B. Less payment made with SIPC-6 filed (exclude interest) (19)

7-23-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortune Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of February, 20 16

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,008,231
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,873,047
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	56
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Tax Prep Income 290, Miscellaneous 125,169	125,459
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	11,998,562
2d. SIPC Net Operating Revenues	$ 9,669
2e. General Assessment @ .0025	$ 24
	(to page 1, line 2.A.)

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **Fortune Financial Services, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Fortune Financial Services, Inc.** claimed an exemption from 17 C.F.R. § 240.15c3-3: (the "exemption provisions") and (2) **Fortune Financial Services, Inc.** stated that **Fortune Financial Services, Inc.** met the identified exemption provisions throughout the most recent fiscal year as described in its exception report. **Fortune Financial Services, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Fortune Financial Services, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 18, 2016

FORTUNE
Financial Services, Inc.
Member FINRA/SIPC

March 2, 2016

SEC
Mail Processing
Section
MAR 07 2016
Washington DC
416

To: Securities & Exchange Commission

From: Fortune Financial Services, Inc. (SEC #8-49727)

Re: PCAOB Audit Revised Submission

Enclosed is our PCAOB Independent Audit which was also submitted in February per industry guidelines. Though it was an on time filing, we discovered that a one page document was not included in the previous submission.

Subsequently, we have added the PCAOB auditor's opinion letter as it relates to our Exemptive Provisions attestation. Aside from that, the submission has not been edited or altered in any other way.

Thank you for your oversight,

Mitch Whitenack
Financial and Operations Principal
Fortune Financial Services

3582 Broadhead Road • Suite 202 • Monaca, PA 15061 • ☏: 724.846.2488 • 🖷: 724.846.0170